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                              UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. 4)*
                                          --

                          Media Arts Group, Inc.
                     ----------------------------------
                              (Name of Issuer)

                                Common Stock
                     ----------------------------------
                       (Title of Class of Securities)

                                58439 C 10 2
                     ----------------------------------
                              (CUSIP Number)

         James F. Landrum, Jr., 521 Charcot Avenue, San Jose, CA 95131
         (408) 922-1535
         --------------------------------------------------------------
         (Name, Address and Telephone Number of Persons Authorized to
                     Receive Notices and Communications)

                                March 4, 1998
              ------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               SCHEDULE 13D
CUSIP No. 58439 C 10 2                                  Page  2  of  8  Pages
          ------------                                       ---    ---

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                                       Thomas Kinkade
                                                       Nanette Kinkade

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  / /
                                                                     (b)  / /
                                                       N/A
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
                                                       N/A
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       N/A
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                                                       United States of America
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY                       POWER              0
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (8) SHARED VOTING
 PERSON WITH                        POWER             3,140,651 (excludes a
                                                      15-year option grant to
                                                      Thomas Kinkade to purchase
                                                      600,000 shares of the
                                                      Issuer's Common Stock at
                                                      a per share exercise price
                                                      of $12.375, subject to
                                                      stockholder approval).
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER              0
                             --------------------------------------------------
                              (10) SHARED DISPOSITIVE
                                    POWER             3,140,651 (excludes a
                                                      15-year option grant to
                                                      Thomas Kinkade to purchase
                                                      600,000 shares of the
                                                      Issuer's Common Stock at
                                                      a per share exercise price
                                                      of $12.375, subject to
                                                      stockholder approval).
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,140,651 (excludes a 15-year option grant to Thomas Kinkade to purchase 600,000 shares of the Issuer's Common Stock at a per share exercise price of $12.375, subject to stockholder approval).

-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
                                                       N/A
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       24.9%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                                                       IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER

          Item 1 to Schedule 13D is hereby amended and restated in its entirety as follows:

          This statement relates to shares of Common Stock, par value of $0.01 per share, of Media Arts Group, Inc., a Delaware Corporation (the "Issuer"). The address of Issuer's principal executive offices is 521 Charcot Avenue, San Jose, California 95131.


ITEM 2.   IDENTITY AND BACKGROUND

          Item 2 to Schedule 13D is hereby amended and restated in its entirety as follows:

          (a) The names of the persons filing are Thomas Kinkade and Nanette Kinkade (collectively, the "Reporting Persons").

          (b) The address of the principal business office of each Reporting Person is 521 Charcot Avenue, San Jose, California 95131.

          (c) Thomas Kinkade is the Creative Director and a member of the Board of Directors of the Issuer. Nanette Kinkade is a homemaker and the spouse of Thomas Kinkade.

          (d) Neither Reporting Person has been convicted in any criminal proceedings during the past five (5) years.

          (e) Neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five (5) years.

          (f)  Thomas Kinkade and Nanette Kinkade are United States citizens.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          N/A

ITEM 4.   PURPOSE OF TRANSACTION

          On February 23, 1998, the Issuer sold 1.5 million shares of Common Stock in an underwritten public offering pursuant to a Registration

          Statement on Form S-1 filed with the Securities and Exchange Commission (the "Commission") on December 19, 1997, as amended by Amendment No. 1 filed with the Commission on January 27, 1998, Amendment No. 2 filed with the Commission on February 11, 1998 and Amendment No. 3 filed with the Commission on February 19, 1998 (the "Public Offering").

          In connection with the Public Offering,Thomas Kinkade and Nanette Kinkade granted to the Underwriters a 30-day option to purchase up to 171,392 additional shares of Common Stock solely to cover over-allotments, if any.

          On March 4, 1998, the Underwriters exercised their option to purchase all 171,392 shares from the Reporting Persons at the public offering price of $13.50, less the underwriting discount of $0.80 per share. This sale resulted in the disposition by the Reporting Persons of more than 1% of the Issuer's outstanding Common Stock.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 to Schedule 13D is hereby amended, in pertinent part, as follows:

          (a) The aggregate number of shares of Common Stock beneficially, directly or indirectly, jointly owned by Thomas Kinkade and Nanette Kinkade is 3,140,651 (excludes a 15-year option grant to Thomas Kinkade to purchase 600,000 shares of the Issuer's Common Stock at a per share exercise price of $12.375, subject to stockholder approval), which represents 24.9% of the Issuer's outstanding Common Stock.

          (b) Neither Thomas Kinkade nor Nanette Kinkade own any shares as to which he or she has sole power to vote or to direct the vote of such shares.

               Thomas Kinkade and Nanette Kinkade own 3,140,651 shares (excluding a 15-year option grant to Thomas Kinkade to purchase 600,000 shares of the Issuer's Common Stock at a per share exercise price of $12.375, subject to stockholder approval), as to which they have shared voting power to vote or to direct the vote of such shares.

               Neither Thomas Kinkade nor Nanette Kinkade own any shares as to which he or she has sole power to dispose or to direct the disposition of such shares.

               Thomas Kinkade and Nanette Kinkade own 3,140,651 shares (excluding a 15-year option grant to Thomas Kinkade to purchase 600,000 shares of the Issuer's Common Stock at a per share exercise price of $12.375, subject to stockholder approval), as to which they have shared power to dispose or to direct the disposition of such shares.

          (c) Except as set forth in Item 4, to the best knowledge of each of the Reporting Persons, within the past 60 days, neither of the Reporting Persons has engaged in any transaction of the Issuer's Common Stock.

          (d)  Not applicable.

          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 to Schedule 13D is hereby amended, in pertinent part, as follows:

          In connection with the Public Offering, on February 23, 1998, Thomas Kinkade and Nanette Kinkade entered into an agreement (the "Underwriting Agreement") with Hambrecht & Quist LLC and Nationsbanc Montgomery Securities LLC (the "Underwriters"). Pursuant to the Underwriting Agreement, Thomas Kinkade and Nanette Kinkade granted the Underwriters a 30-day option to purchase up to 171,392 additional shares of Common Stock solely to cover over-allotments, if any.

          On March 4, 1998, the Underwriters exercised their option to purchase all 171,392 shares from the Reporting Persons at the public offering price of $13.50, less the underwriting discount of $0.80 per share. This sale resulted in the disposition by the Reporting Persons of more than 1% of the Issuer's outstanding Common Stock.

          On December 8, 1997, Thomas Kinkade entered into a lock-up agreement with the Underwriters (the"Lock-Up Agreement"), in connection with the Public Offering. Pursuant to the Lock-Up Agreement, Thomas Kinkade has agreed that he will not, without the prior written consent of Hambrecht & Quist LLC, for a period of 90, 120 and 150 days after the effective date of the Registration Statement, offer to sell, contract to sell or otherwise sell (including without limitation in a short sale) or otherwise dispose of 100%, 66 2/3% and 33 1/3%, respectively, of the shares of Common Stock of the Issuer or any options or warrants to purchase any shares of Common Stock of the Issuer owned or thereafter acquired by him or with respect to which he has the power of disposition.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1. Joint Filing Agreement dated March 5, 1997 by and between Thomas Kinkade and Nanette Kinkade, which was filed as Exhibit 1 to Schedule 13D filed on March 5, 1997 and is incorporated herein by reference.

          Exhibit 2. Underwriting Agreement dated February 23, 1998 by and between the Underwriters, the Issuer and certain Selling Stockholders.

          Exhibit 3. Lock-Up Agreement dated December 8, 1997, by and between Hambrecht & Quist LLC, Needham & Company, Inc. and Thomas Kinkade.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


     /s/  Thomas Kinkade                March 13, 1998
--------------------------------


     /s/  Nanette Kinkade               March 13, 1998
--------------------------------

                                 EXHIBIT INDEX



Exhibit No.         Document
-----------         ---------
Exhibit 1. Joint Filing Agreement dated March 5, 1997 by and between Thomas Kinkade and Nanette Kinkade, which was filed as Exhibit 1 to
               Schedule 13D filed on March 5, 1997 and is incorporated herein by reference.

Exhibit 2. Underwriting Agreement dated February 23, 1998 by and between the Underwriters, the Issuer and certain Selling Stockholders.

Exhibit 3. Lock-Up Agreement dated December 8, 1997, by and between Hambrecht & Quist LLC, Needham & Company, Inc. and Thomas Kinkade.